SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

THE HOWARD HUGHES CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44267D107

(CUSIP Number)

Steve Milankov

Pershing Square Capital Management, L.P

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44267D107

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,190,849
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,190,849
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,849
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%(1)
14	TYPE OF REPORTING PERSON IA

(1)

This calculation is based on 43,055,006 shares of common stock, par value $0.01 per share (“Common Shares”), of The Howard Hughes Corporation (the “Issuer”) outstanding as of July 26, 2018, as reported in the Issuer’s Quarterly Report filed August 6, 2018.

CUSIP No.	44267D107

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,190,849
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,190,849
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%(2)
14	TYPE OF REPORTING PERSON OO

(2)	This calculation is based on 43,055,006 Common Shares of the Issuer outstanding as of July 26, 2018, as reported in the Issuer’s Quarterly Report filed August 6, 2018.

CUSIP No.	44267D107

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,190,849
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,190,849
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%(3)
14	TYPE OF REPORTING PERSON IN

(3)	This calculation is based on 43,055,006 Common Shares of the Issuer outstanding as of July 26, 2018, as reported in the Issuer’s Quarterly Report filed August 6, 2018.

Item 1.	Security and Issuer

This amendment No. 7 to Schedule 13D relates to the Schedule 13D filed on November 19, 2010, as amended prior to the date of this amendment (as so amended, the “Original Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), and (iii) William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 per share (the “Common Shares”), of The Howard Hughes Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

This amendment No. 7 to Schedule 13D is being filed as a result of (i) the execution of a plan for the sale of Common Shares designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934 (“Rule 10b5-1 Plan”), and (ii) the termination following the determination of the final price of a certain Swap under the terms of such Swap.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

Pershing Square, L.P. is selling Common Shares of the Issuer pursuant to a Rule 10b5-1 Plan for portfolio management purposes only. These sales do not represent a change in the Reporting Persons’ view that the Issuer remains an attractive long-term investment. The Reporting Persons continue to believe that the Issuer is substantially undervalued at its current share price. Through the sale of a portion of a certain Swap, Pershing Square International, Ltd. reduced its economic exposure to the Common Shares of the Issuer for portfolio management purposes.

Item 5.	Interest in Securities of the Issuer

Items 5 (a) and (b) of the Original Schedule 13D are hereby amended and supplemented by adding the following information:

(a), (b) As of September 19, 2018, the Reporting Persons beneficially own 2,190,849 Common Shares (the “Subject Shares”), representing approximately 5.1% of the outstanding Common Shares. As of that same date, the Pershing Square Funds have economic exposure to approximately 4,229,933 notional Common Shares under their Swaps, bringing their total aggregate economic exposure to 6,420,782 Common Shares (approximately 14.9% of the outstanding Common Shares). The percentage calculations in this paragraph are based on 43,055,006 Common Shares of the Issuer outstanding as of July 26, 2018, as reported in the Issuer’s Quarterly Report filed August 6, 2018.

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

(c) Exhibit 99.14, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Shares and Swaps that were effected during the past sixty days by the Reporting Persons for the benefit of the Pershing Square Funds.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On September 17, 2018, the final price of a Swap previously executed by Pershing Square International, Ltd. referencing 1,169,906 notional Common Shares was determined and as a result terminated. In addition, on the same date Pershing Square, L.P. executed the Rule 10b5-1 Plan. The Rule 10b5-1 Plan provides that Pershing Square, L.P. will sell up to 875,000 shares at prices at or above $125 per share and will be limited to a maximum of 9.8% of each trading day’s volume. Unless terminated earlier in accordance with its terms, the Rule 10b5-1 Plan will terminate on the earlier of the date on which all 875,000 Common Shares are sold or November 30, 2018.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.14:    Trading Data.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2018

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

Exhibit 99.1	Joint Filing Agreement*

Exhibit 99.2	Amended and Restated Stock Purchase Agreement, effective as of March 31, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and GGP*

Exhibit 99.3	Registration Rights Agreement, dated November 9, 2010, among Pershing Square, on behalf of the Pershing Square Funds, Blackstone, and Issuer*

Exhibit 99.4	Standstill Agreement, dated November 9, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and Issuer*

Exhibit 99.5	Shareholder Letter Agreement, dated November 9, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and Issuer*

Exhibit 99.6	Warrant Agreement, dated November 9, 2010, between Issuer and Mellon*

Exhibit 99.7	Trading data*

Exhibit 99.8	Trading data*

Exhibit 99.9	Trading data*

Exhibit 99.10	Trading data*

Exhibit 99.11	Trading data*

Exhibit 99.12	Trading data*

Exhibit 99.13	Trading data*

Exhibit 99.14	Trading data

*	Previously Filed